Exhibit 99.1

Scorpio Bulkers Inc. Announces Amendments to Its Credit Facilities
MONACO -- (Marketwired) -- 05/12/16 -- Scorpio Bulkers, Inc. (NYSE: SALT) (the "Company") announced today that it has agreed in principle with its lenders to (i) amend the "interest coverage ratio" covenant under the relevant credit facilities, and (ii) reduce the "value-to-loan ratio" covenant under all of its credit facilities.

In addition to these amendments, the Company agreed in principle to prepay approximately $14.5 million in aggregate of principal installments on outstanding borrowings, of which approximately $12.1 million is to be applied against principal installments falling due between the second quarter of 2016 and the third quarter of 2018 (depending on credit facility).

Amendment of "Interest Coverage Ratio" Covenant
The Company has agreed in principle with its lenders to amend the relevant loan agreements such that the interest coverage ratio, as defined in each agreement, will not be applicable until the first quarter of 2018, at which point the ratio will be 1.00 to 1.00 and will be calculated on a year-to-date basis for the first and second quarter of 2018. Thereafter, the interest coverage ratio will revert to its original covenant level of 2.50 to 1.00.

Reduction in "Value-to-Loan Ratio" Covenant
The Company has agreed in principle with its lenders to amend all its loan agreements such that the respective "Value-to-Loan Ratio" covenant is reduced to 140%. An exception to this is the $67.5 Million Credit Facility, where the covenant level is reduced to 115%.

Loan Prepayments
$330 Million Credit Facility
The Company reached an agreement with the lenders to not make $10.0 million of installment payments falling due between the second quarters of 2016 and 2017 in exchange for an advance principal repayment of $10.0 million.

$67.5 Million Credit Facility
The Company reached an agreement in principle with the lender to make an advance principal repayment of approximately $2.5 million.

$42 Million Credit Facility
The Company reached an agreement with the lender to not make approximately $0.8 million of installment payments falling due in the first quarter of 2018 in exchange for an advance principal repayment of approximately $0.8 million.

$27.3 Million Credit Facility
The Company reached an agreement in principle with the lender to not make approximately $0.8 million of installment payments falling due between the second and third quarters of 2018 in exchange for an advance principal repayment of approximately $0.8 million.

$39.6 Million Credit Facility
The Company reached an agreement with the lender to not make approximately $0.5 million of installment payments falling due in the first quarter of 2018 in exchange for an advance principal repayment of approximately $0.5 million.

In addition to the above-mentioned amendments, the Company has also agreed in principle with all of its lenders to amend definitions within its "leverage ratio" and "consolidated net worth" covenants to exclude certain non-operating items.
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 34 vessels, consisting of 14 Kamsarmax vessels and 20 Ultramax vessels. The Company also time charters-in three dry bulk vessels

(consisting of one Supramax, one Panamax and one Kamsarmax vessels) and has contracted for 14 dry bulk vessels consisting of six Kamsarmax and eight Ultramax), from shipyards in Japan and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 3.4 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.
Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.
Contact:
Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)

www.scorpiobulkers.com